NEWS RELEASE

ELD No. 07-08

TSX: ELD  AMEX: EGO

April 10, 2007

Operational Update

(all figures in United States dollars)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to provide an operational performance report for the first quarter 2007.

Kisladag

Following a successful commencement of commercial production July 1, 2006, the operation has continued to increase monthly production levels.

In accordance with the plan for 2007, the operation in Q1 successfully completed construction and the integration of an additional 5 million tonnes per annum (“mt/annum”) of crushing, screening and conveying capacity.  Commissioning of the expanded 10 mt/annum system is underway with steady state production at this level anticipated to be reached in Q3.

Production in the quarter totalled 43,601 ounces of gold achieved at a cash cost of $193/oz.

Tanjianshan

With a very successful start-up in December 2006, the Company declared the commencement of commercial production on February 1, 2007.  The operation continued to perform in accordance with expectations producing total of 38,799 ounces of gold in the quarter.  Cash costs since the commencement of commercial production at $260/oz, are consistent with the plan for the year.

Sao Bento

Sao Bento has produced 5,927 ounces of gold at a cash cost of $246/oz. The mine is presently in a closure mode with activities in the quarter focused on recovering mining equipment from the underground mine and clean up in the metallurgical plant.

As part of the ongoing clean up of the metallurgical plant, modest quantities of gold are anticipated in the second quarter.

1st Quarter 2007 Production, Sales Statistics

	January	February	March	Y-T-D
Kisladag
Ounces Produced	12,504	14,929	16,168	43,601
Cash cost per ounce produced	$ 189.00	$ 195.00	$ 193.00	$ 192.54
Ounces sold	15,239	12,174	19,401	46,814
Gold price per ounce	$ 624.00	$ 668.00	$ 658.00	$ 649.53

Tanjianshan
Ounces Produced	12,526	10,880	15,393	38,799
Cash cost per ounce produced	*	$ 272.00	$ 251.00	$ 259.70
Ounces sold	1,798	13,739	13,634	29,171
Gold price per ounce	608	650	$ 649.00	$ 646.47

Sao Bento
Ounces Produced	3,059	1,546	1,322	5,927
Cash cost per ounce produced	$ 335.00	$ 158.00	$ 142.00	$ 245.78
Ounces sold	3,729	0	0	3,729
Gold price per ounce	$ 610.00	0	0	$ 610.00

Eldorado Gold Corporation
Total Production (oz.)	28,089	27,355	32,883	88,327
Commercial Production (oz.)	15,563	27,355	32,883	75,801
Cash cost per ounce produced	$ 217.70	$ 223.53	$ 218.10	$ 219.98
Ounces sold	20,766	25,913	33,035	79,714
Gold price per ounce	$ 620.10	$ 658.46	$ 654.29	$ 646.74

* Production costs prior to commercial production are charged to construction and process.

“With in excess of 88,000 ounces of gold produced in the quarter and cash costs of $220/oz the Company’s mines are producing to plan, clearly establishing Eldorado as a low cost producer.  This strong performance in the first quarter is supportive of our previously stated guidance for 2007 of production of 310,000 to 330,000 ounces at cash costs of $220 to $230 per ounce,” commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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